

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

David Fallon
Chief Financial Officer
Vertiv Holdings Co
505 N Cleveland Ave
Westerville, Ohio 43082

> **Re: Vertiv Holdings Co**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 8-K furnished October 26, 2022**
> **File No. 001-38518**

Dear David Fallon:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing